                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

For the year ended DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________________to___________________

Commission file number 333-98681

                RETIREMENT SAVINGS PLAN OF CONOCOPHILLIPS COMPANY
                      (FORMERLY THE RETIREMENT SAVINGS PLAN
                         OF PHILLIPS PETROLEUM COMPANY)
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                  77079
(Address of principal executive office)                      (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements

Financial statements of the Retirement Savings Plan of ConocoPhillips Company (formerly the Retirement Savings Plan of Phillips Petroleum Company), filed as a part of this annual report, are listed in the accompanying index.

(b)   Exhibits

Exhibit 23    Consent of Independent Auditors.

Exhibit 99    Certifications Pursuant to 18 U.S.C. Section 1350,
                As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             RETIREMENT SAVINGS PLAN OF
                                             CONOCOPHILLIPS COMPANY

                                             /s/ J. W. Sheets
                                        -------------------------------
                                                 J. W. Sheets
                                         Plan Financial Administrator

June 25, 2003

INDEX TO FINANCIAL STATEMENTS                         RETIREMENT SAVINGS PLAN OF
AND SCHEDULES                                             CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

                                                                           Page
Report of Independent Auditors ...........................................   3

Financial Statements

  Statement of Net Assets Available for Benefits at December 31, 2002 ....   4

  Statement of Net Assets Available for Benefits at December 31, 2001 ....   5

  Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2002 .........................................   6

  Notes to Financial Statements ..........................................   7

Supplemental Schedules*

  Schedule of Assets (Held at End of Year) as of December 31, 2002,
    Schedule H, Line 4i ..................................................  12

  Schedule of Reportable Transactions for the Year Ended
    December 31, 2002, Schedule H, Line 4j ...............................  13

Exhibit Index ............................................................  14

--------------------------------------------------------------------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

The Retirement Savings Plan Committee
Retirement Savings Plan of ConocoPhillips Company

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan of ConocoPhillips Company (formerly the Retirement Savings Plan of Phillips Petroleum Company) (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Retirement Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                          /s/ ERNST & YOUNG LLP
                                          Ernst & Young LLP

Houston, Texas
June 25, 2003

STATEMENT OF NET ASSETS                               RETIREMENT SAVINGS PLAN OF
AVAILABLE FOR BENEFITS                                    CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

At December 31, 2002

                                                                 Fixed
                                                              Investment   Stock
                                                    Total        Fund      Fund
                                                --------------------------------
ASSETS
Investments
  Insurance contract                            $6,864,037   6,864,037         -
  Common stock                                     545,549           -   545,549
  Accounts receivable                                   20           -        20
--------------------------------------------------------------------------------
Total Assets                                     7,409,606   6,864,037   545,569
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR BENEFITS                                  $7,409,606   6,864,037   545,569
================================================================================

See Notes to Financial Statements.

STATEMENT OF NET ASSETS                               RETIREMENT SAVINGS PLAN OF
AVAILABLE FOR BENEFITS                                    CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

At December 31, 2001

                                                               Fixed
                                                             Investment   Stock
                                                   Total        Fund      Fund
                                                --------------------------------
ASSETS
Investments
  Insurance contract                            $7,671,613   7,671,613         -
  Common stock                                     665,030           -   665,030
  Money market fund                                  3,088           -     3,088
--------------------------------------------------------------------------------
Total Assets                                     8,339,731   7,671,613   668,118
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE
  FOR BENEFITS                                  $8,339,731   7,671,613   668,118
================================================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                           RETIREMENT SAVINGS PLAN OF
ASSETS AVAILABLE FOR BENEFITS                             CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

Year Ended December 31, 2002

                                                              Fixed
                                                            Investment   Stock
                                                  Total        Fund      Fund
                                               --------------------------------
ADDITIONS
Investment Income
  Interest and dividends                       $  409,790     393,569    16,221
  Net depreciation in fair
   value of common stock                         (132,889)          -  (132,889)
-------------------------------------------------------------------------------
Total                                             276,901     393,569  (116,668)
-------------------------------------------------------------------------------

DEDUCTIONS
Withdrawals and distributions                   1,207,026   1,201,145     5,881
-------------------------------------------------------------------------------

NET CHANGE                                       (930,125)   (807,576) (122,549)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                               8,339,731   7,671,613   668,118
-------------------------------------------------------------------------------

End of Year                                    $7,409,606   6,864,037   545,569
================================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                         RETIREMENT SAVINGS PLAN OF
                                                          CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

NOTE 1--PLAN DESCRIPTION

The following description of the Retirement Savings Plan of ConocoPhillips Company (formerly the Retirement Savings Plan of Phillips Petroleum Company)
(Plan) is subject to and qualified by the more complete information appearing in the Plan document.

The Plan is a defined contribution plan sponsored by ConocoPhillips Company (Company) for any domestic subsidiary or division that the Company approves for participation in the Plan and that has adopted and become a party to the Plan for the current participation of their active employees (Participating Employer). The Plan had no Participating Employers in 2002 and 2001.

Generally, employees of a Participating Employer may become a participant after completing a six-month period of service of 500 or more hours. Participation in the Plan by each eligible employee is mandatory. Each month the Participating Employer or the Company would contribute an amount equal to 5 percent of each participant's regular monthly earnings. A participant can make after-tax deposits, in whole percentages, ranging from 1 to 10 percent of his regular monthly earnings. Participants can elect to change their deposit rates once each six months.

Plan assets consist of the Stock Fund, the Fixed Investment Fund and the Temporary Investment Fund. Investments for each fund are: Stock Fund (common stock of ConocoPhillips, the parent of the Company, and the Vanguard Prime Money Market Fund), Fixed Investment Fund (an insurance contract with Travelers Insurance Company (Travelers) under which Travelers guarantees repayment of the principal paid to it and a minimum effective rate of interest thereon as determined by Travelers annually), and Temporary Investment Fund (specified short-term securities--currently, this Fund is inactive). The Trustee for all Plan assets is Vanguard Fiduciary Trust Company (Vanguard). The interests of participants in each fund are represented by units allocated to them.

If a Participating Employer allowed participant deposits into the Plan, those deposits would be placed first in the Temporary Investment Fund and remain there until the valuation date on or about the 20th day of the following month. Deposits and earnings thereon would be paid into the Stock Fund or the Fixed Investment Fund as directed by the participant. No investment directions may be made with respect to Participating Employer contributions, all of which are invested only in the Fixed Investment Fund. The Plan allows limited transfers between the Stock Fund and the Fixed Investment Fund.

A participant's interest in his own deposits is vested at all times, and his interest in Participating Employer contributions becomes fully vested on the earliest of the following dates: (a) upon attainment of age 65 or upon normal retirement; (b) upon completing five years of vesting service; (c) upon death;
(d) upon becoming totally and permanently disabled; (e) upon being laid off for lack of work; (f) upon termination or partial termination of the Plan or discontinuance of Participating Employer contributions; or (g) upon certain other events.

Partial vesting in Participating Employer contributions takes place in one year increments, with complete vesting after five years of vesting service. A participant who has made deposits may withdraw any amount attributable to those deposits. Withdrawals of deposits may be made only once each six months. Suspensions of employee deposits for three and six months apply for partial and complete withdrawals, respectively.

A participant's interest in the contributions of a Participating Employer becomes available for distribution upon specified events, including severance of employment or retirement. Termination of employment will result in forfeiture of Participating Employer contributions if a participant's interest attributable to those Participating Employer contributions is not vested. Forfeitures are used to reduce employer contributions. A participant who retires generally may postpone distribution until no later than the first valuation date in October of the year age 69 is attained. Effective January 1, 2003, the distribution postponement age was changed to 70 1/2.

Distributions from the Fixed Investment Fund are made in cash while those from the Stock Fund are in whole shares of the Company's common stock, plus cash for fractional shares, unless the participant directs that the distribution be wholly or partially in cash. Distribution in the form of an annuity is also available, as set forth in the Plan.

In the event of termination of the Plan, participants and beneficiaries of deceased participants will be vested with respect to, and will receive, within a reasonable time, any funds in their accounts as of the date of the termination.

The Plan is administered by the Retirement Savings Plan Committee, a Plan Financial Administrator and a Plan Benefits Administrator. The members of the Committee are appointed by the Board of Directors of the Company. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. The Committee has power to interpret the Plan and the Plan Benefits Administrator has the authority to determine eligibility for benefits. The Plan Financial Administrator has the responsibility to manage and control the assets of the Plan in accordance with the terms of the Plan. Brokerage fees, commissions, stock transfer taxes and other charges and expenses incurred in connection with the purchase or sale of securities, if any, are paid by the Plan, and would be reflected as administrative expenses on the statement of changes in net assets available for benefits. The cost of administering the Plan is paid by the Company.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Withdrawals and distributions are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates and assumptions.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year balances to conform to current year presentation.

NOTE 3--INVESTMENTS

Common stock of ConocoPhillips is valued at the closing quoted market price on the valuation date. The value of the insurance contract is recorded at contract value, which approximates fair value, and represents contributions, plus interest credited, less distributions. The money market fund is valued at the current redemption price determined by the Trustee.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

On March 12, 2002, stockholders of Phillips Petroleum Company and Conoco Inc. approved a merger of the two companies to form ConocoPhillips. The merger was consummated on August 30, 2002. Under the terms of the merger agreement, each outstanding share of Phillips Petroleum Company common stock, including all those held by the Plan, was automatically converted into one share of the new ConocoPhillips common stock.

NOTE 4--NON-PARTICIPANT-DIRECTED INVESTMENTS

The only non-participant-directed investments in the Plan are held in the Fixed Investment Fund, which also holds participant-directed investments. The investment activity cannot be segregated between participant and non-participant directed transactions.

NOTE 5--TAX STATUS

The Internal Revenue Service (IRS) determined on July 3, 2002, that the Plan was qualified under Section 401(a) of the Internal Revenue Code of 1986 and the Trust was exempt from federal income tax under Section 501(a). Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Committee is not aware of any activity that would affect the qualified status of the Plan.

NOTE 6--INSURANCE CONTRACT

The average yield and crediting interest rate of the Fixed Investment Fund insurance contract was 5.60 percent in 2002 and 6.20 percent in 2001. The crediting interest rate, which is determined by Travelers, is reset annually, with the new rate going into effect on January 1 of each year. There is no contractually guaranteed minimum interest rate and the contract with Travelers does not provide a basis for determining the crediting interest rate. The crediting interest rate for 2003 will be 5.25 percent.

NOTE 7--PARTY-IN-INTEREST TRANSACTIONS

The majority of the Plan's assets are invested in an insurance contract with Travelers, qualifying transactions between the Plan and Travelers as party-in-interest transactions. Certain of the Plan's assets are invested in ConocoPhillips stock. Because ConocoPhillips is the parent of the Company, these transactions qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of a mutual fund managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions also qualify as party-in-interest transactions.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)              RETIREMENT SAVINGS PLAN OF
SCHEDULE H, LINE 4i                                       CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)
                                                        EIN 73-0400345, PLAN 010

At December 31, 2002

(a, b) Identity of    (c) Description of investment
issue, borrower,      including maturity date,
lessor, or similar    rate of interest, collateral,  (d) Historical  (e) Current
party                 par or maturity value               Cost          Value
--------------------  ------------------------------ --------------  -----------
The Travelers         Group Annuity Contract
  Insurance Company*    GR-10462, deposit
                        administration fund          $ 6,864,037      6,864,037

ConocoPhillips*       11,274 shares of common stock,
                        $0.01 par value                  234,880       545,549
-------------------------------------------------------------------------------

                                                      $ 7,098,917     7,409,586
===============================================================================

*Party-in-interest

SCHEDULE OF REPORTABLE TRANSACTIONS                   RETIREMENT SAVINGS PLAN OF
SCHEDULE H, LINE 4j                                       CONOCOPHILLIPS COMPANY
SERIES OF TRANSACTIONS IN                       (FORMERLY THE RETIREMENT SAVINGS
  EXCESS OF 5 PERCENT OF                     PLAN OF PHILLIPS PETROLEUM COMPANY)
  NET ASSETS                                            EIN 73-0400345, PLAN 010
  (CATEGORY iii)

Year Ended December 31, 2002


(a, b) Identity of party involved     (c) Value of    (d) Value    (i) Net gain
and description of asset               purchases*      of sales*     or (loss)
---------------------------------     ------------    ----------   ------------
The Travelers Insurance Company**        $ 393,569     1,201,145             -
-------------------------------------------------------------------------------


 *This is also the cost of purchases and current value of sales at time of transaction.

**Party-in-interest

Columns (e) and (f) are not applicable.

There were no category (i), (ii) or (iv) reportable transactions during 2002.

EXHIBIT INDEX                                         RETIREMENT SAVINGS PLAN OF
                                                          CONOCOPHILLIPS COMPANY
                                                (FORMERLY THE RETIREMENT SAVINGS
                                             PLAN OF PHILLIPS PETROLEUM COMPANY)

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  23            Consent of Independent Auditors.

  99            Certifications Pursuant to 18 U.S.C. Section 1350,
                  As Adopted Pursuant to Section 906 of the
                  Sarbanes-Oxley Act of 2002.